Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2026 RESULTS
Rogers reports continued year-over-year growth in total service revenue and adjusted EBITDA, delivers strong free cash flow growth and upgraded guidance for capital expenditures and free cash flow
•Total service revenue up 10% to $4.9 billion; adjusted EBITDA up 5% to $2.4 billion
•Free cash flow growth of $0.2 billion, up 32%
•Capital intensity improves 500 basis points to 15%

Adjusted EBITDA growth continues in both Wireless and Cable with 40,000 mobile phone and Internet subscriber additions
•Wireless service revenue stable; adjusted EBITDA up 1%
•Wireless adjusted EBITDA margin up 40 basis points to 65%
•Added 33,000 total mobile phone net additions, including 28,000 postpaid
•Mobile phone ARPU1 of $55.60; postpaid mobile phone churn of 1.22%
•Cable service revenue and adjusted EBITDA up 1%; each up 2% organically excluding data centre sales impact
•Cable adjusted EBITDA margin up 30 basis points to 58%
•Retail Internet net additions of 7,000

Media delivers strong revenue growth and substantial improvement in adjusted EBITDA; Company remains focused on monetization of world-class sports and media assets
•Revenue of $988 million up 82%; adjusted EBITDA at breakeven with approximately $60 million year-over-year improvement
•Company anticipates purchase of remaining 25% minority interest in MLSE in 2026; committed to unlocking the significant and unrecognized value of its premier sports assets

Delivers further balance sheet improvement; March 31 debt leverage ratio1 of 3.8x down from 3.9x1 at December 31, 2025; further improvement targeted through 2026

2026 free cash flow target increased significantly with reprioritization of capital expenditures
•Company now expects 2026 and future annual capital expenditures of $2.5 billion to $2.7 billion, or a reduction of roughly 30% versus 2025; targeting 2026 capital intensity of ~12%
•Company now expects 2026 free cash flow of $4.1 billion to $4.3 billion, or an increase of approximately $0.8 billion versus 2025; additional cash flow further accelerates debt reduction in 2026
•Reaffirming 2026 outlook ranges for total service revenue and adjusted EBITDA growth

TORONTO (April 22, 2026) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the first quarter ended March 31, 2026.

"In the first quarter, we delivered steady results across our three lines of business supported by significant capital efficiency gains and strong free cash flow generation," said Tony Staffieri, President and CEO. "We will continue to execute with discipline throughout 2026 as we look to monetize the very substantial unrecognized value in our world-class sports assets while accelerating free cash flow generation and advancing our deleveraging plan."

Rogers Communications Inc.	1	First Quarter 2026

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended March 31
	2026	2025	% Chg

Total revenue	5,482	4,976	10
Total service revenue	4,912	4,447	10
Adjusted EBITDA [1]	2,364	2,254	5
Net income	482	280	72
Net income attributable to RCI shareholders	438	280	56
Adjusted net income [1]	550	543	1
Adjusted net income attributable to RCI shareholders [1]	550	543	1

Diluted earnings per share attributable to RCI shareholders	$0.80	$0.50	60
Adjusted diluted earnings per share attributable to RCI shareholders [1]	$1.01	$0.99	2

Cash provided by operating activities	1,495	1,296	15
Free cash flow [1]	776	586	32

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Upgraded Fido customers from 4G LTE to 5G at no extra cost.
•Launched Canada's first satellite-to-mobile service for IoT with satellite-powered asset tracking technology.
•Expanded apps available on Rogers Satellite to include onX, Messenger, and AllTrails.

Deliver easy to use, reliable products and services
•Introduced Amazon Luna Cloud Gaming to millions of Rogers Xfinity customers.
•Enhanced digital tools and technology to make it easier and faster for customers to get answers.
•Expanded Rogers Smart Community cloud-based retrofit solutions to existing multi-dwelling residential buildings.

Be the first choice for Canadians
•Connected with an average of 2.15 million viewers during the Blue Jays Opening Night on Sportsnet, the most-watched Blue Jays season opener broadcast ever.
•Reached 1.82 million Canadians during the Season 3 premiere of Law & Order Toronto: Criminal Intent, the number-one Canadian conventional English-Language drama.
•More Canadians continued to choose Rogers Wireless and Internet over any other provider.

Be a strong national company investing in Canada
•Launched Screen Break, a five-year $50 million national program to help youth balance screen time.
•Launched Journey to 2030, our new Diversity, Equity, Inclusion, and Belonging (DEIB) strategy.
•Invested $808 million in capital expenditures, the majority of which was in our networks.

Be the growth leader in our industry
•Grew total service revenue by 10% and adjusted EBITDA by 5%.
•Generated strong free cash flow of $776 million and cash flow from operating activities of $1,495 million.
•Achieved a debt leverage ratio of 3.8x, an improvement versus December 31, 2025.

1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Capital intensity and Wireless mobile phone ARPU are supplementary financial measures. Pro forma debt leverage ratio and adjusted diluted earnings per share are non-GAAP ratios. Adjusted net income, adjusted net income attributable to RCI shareholders (a component of adjusted diluted earnings per share), and pro forma trailing 12-month adjusted EBITDA (a component of pro forma debt leverage ratio) are non-GAAP financial measures. See "Non-GAAP and Other Financial Measures" in our Q1 2026 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	First Quarter 2026

Financial Guidance

We are updating our full-year 2026 guidance ranges to reduce capital expenditures and increase free cash flow from the ranges provided on January 29, 2026. We have not changed our guidance ranges for total service revenue or adjusted EBITDA. Our updated 2026 guidance ranges are as follows. Our revised capital expenditure guidance and its flowthrough to free cash flow guidance is a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions.

	2025	January 29, 2026			April 22, 2026
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1]

Total service revenue	19,104	Increase of 3%	to	5%	Increase of 3%	to	5%
Adjusted EBITDA	9,820	Increase of 1%	to	3%	Increase of 1%	to	3%
Capital expenditures [2]	3,707	3,300	to	3,500	2,500	to	2,700
Free cash flow	3,356	3,300	to	3,500	4,100	to	4,300
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2025 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

The above table outlines guidance ranges for selected full-year 2026 consolidated financial metrics. These ranges take into consideration our current outlook and our 2025 results. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2026 financial results for evaluating the performance of our business. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earnings release (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2026 guidance") and in our 2025 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Quarterly Financial Highlights

Revenue
Total revenue increased by 10% and total service revenue increased by 10% this quarter, primarily as a result of revenue growth in Media.

Wireless service revenue this quarter was in line with the prior year. Wireless equipment revenue increased by 8%, primarily as a result of higher device upgrades by existing customers.

Cable service revenue increased by 1% this quarter, primarily as a result of retail Internet subscriber growth and disciplined pricing. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable service revenue would have increased by 2% this quarter.

Media revenue increased by 82% this quarter, primarily as a result of revenue from MLSE following the July 1, 2025 closing of the MLSE Transaction.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 5% this quarter with growth in all segments, and our adjusted EBITDA margin decreased by 220 basis points.

Wireless adjusted EBITDA increased by 1%, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 65%, up 40 basis points.

Cable adjusted EBITDA increased by 1% due to the flow-through impact of higher revenue, as discussed above. This gave rise to an adjusted EBITDA margin of 58%, up 30 basis points. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable adjusted EBITDA would have increased by 2% this quarter.

Media adjusted EBITDA increased by $63 million this quarter primarily due to the aforementioned revenue impacts and associated costs.

Net income and adjusted net income
Net income increased by 72% this quarter, primarily as a result of lower finance costs and higher adjusted EBITDA, partially offset by higher income tax expense. Adjusted net income increased by 1% this quarter as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization.

Rogers Communications Inc.	3	First Quarter 2026

Cash flow, available liquidity, and returns to shareholders
This quarter, we generated cash provided by operating activities of $1,495 million (2025 - $1,296 million), which increased as a result of higher adjusted EBITDA partially offset by higher net investment in net operating assets and liabilities, and free cash flow of $776 million (2025 - $586 million), which increased primarily as a result of lower capital expenditures and higher adjusted EBITDA. Our upgraded full-year 2026 guidance for free cash flow will further strengthen our balance sheet through accelerated repayment of debt.

As at March 31, 2026, we had $6.0 billion of available liquidity2 (December 31, 2025 - $5.9 billion), reflecting $1.4 billion in cash and cash equivalents and $4.6 billion available under our bank and other credit facilities.

Our debt leverage ratio2 improved to 3.8 as at March 31, 2026 (December 31, 2025 - 4.0, or 3.9 on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period). See "Financial Condition" for more information.

We also returned $270 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 21, 2026.

2    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" in our Q1 2026 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about this measure. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" in our Q1 2026 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	4	First Quarter 2026

About this Earnings Release

This earnings release contains important information about our business and our performance for the three months ended March 31, 2026, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our First Quarter 2026 Interim Condensed Consolidated Financial Statements (First Quarter 2026 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our First Quarter 2026 MD&A; our 2025 Annual MD&A; our 2025 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2025 Annual MD&A.

References to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023 (see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements). References to the MLSE Transaction are to our acquisition of Bell's indirect 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025 (see "MLSE Transaction" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements). References to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network (see "Subsidiary Equity Investment" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at April 21, 2026 and was approved by RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2026, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2025 or as at December 31, 2025, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2026 Comcast. Rogers trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other third parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2026 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, digital media, and sports team ownership.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and MLSE. Effective July 2025, Today's Shopping Choice (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Rogers Communications Inc.	5	First Quarter 2026

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2026	2025	% Chg

Revenue
Wireless	2,591	2,544	2
Cable	1,948	1,935	1
Media	988	542	82
Corporate items and intercompany eliminations	(45)	(45)	—
Revenue	5,482	4,976	10
Total service revenue [1]	4,912	4,447	10

Adjusted EBITDA
Wireless	1,323	1,311	1
Cable	1,122	1,108	1
Media	—	(63)	(100)
Corporate items and intercompany eliminations	(81)	(102)	(21)
Adjusted EBITDA	2,364	2,254	5
Adjusted EBITDA margin [2]	43.1%	45.3%	(2.2	pts)

Net income	482	280	72
Net income attributable to RCI shareholders	438	280	56
Earnings per share attributable to RCI shareholders:
Basic	$0.81	$0.52	56
Diluted	$0.80	$0.50	60

Adjusted net income	550	543	1
Adjusted net income attributable to RCI shareholders	550	543	1
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.02	$1.01	1
Diluted	$1.01	$0.99	2

Capital expenditures	808	978	(17)
Cash provided by operating activities	1,495	1,296	15
Free cash flow	776	586	32
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios (of which adjusted net income attributable to RCI shareholders is a component). These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q1 2026 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	6	First Quarter 2026

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2026	2025	% Chg

Revenue
Service revenue from external customers	1,997	2,003	—
Service revenue from internal customers	34	23	48
Service revenue	2,031	2,026	—
Equipment revenue from external customers	560	518	8
Revenue	2,591	2,544	2

Operating costs
Cost of equipment	541	508	6
Other operating costs	727	725	—
Operating costs	1,268	1,233	3

Adjusted EBITDA	1,323	1,311	1

Adjusted EBITDA margin [1]	65.1%	64.7%	0.4	pts
Capital expenditures	279	407	(31)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2026	2025	Chg

Postpaid mobile phone
Gross additions	429	337	92
Net additions	28	11	17
Total postpaid mobile phone subscribers [2]	11,023	10,779	244
Churn (monthly)	1.22%	1.01%	0.21	pts
Prepaid mobile phone
Gross additions	149	132	17
Net additions	5	23	(18)
Total prepaid mobile phone subscribers [2]	1,205	1,129	76
Churn (monthly)	4.02%	3.34%	0.68	pts
Mobile phone ARPU (monthly) [3]	$55.60	$56.94	($1.34)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
Service revenue this quarter was in line with the prior year as the cumulative addition of new customers was offset by a decline in mobile phone ARPU as a result of ongoing competitive intensity in a slowing market.

The increases in postpaid gross and net additions this quarter were a result of sales execution in a competitive Canadian market.

Equipment revenue
The 8% increase in equipment revenue this quarter was primarily a result of:
•higher device upgrades by existing customers; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•a decrease in new subscribers purchasing devices.

Rogers Communications Inc.	7	First Quarter 2026

Operating costs
Cost of equipment
The 6% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating costs
Other operating costs this quarter were in line with the prior year.

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	First Quarter 2026

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2026	2025	% Chg

Revenue
Service revenue from external customers	1,922	1,907	1
Service revenue from internal customers	16	17	(6)
Service revenue	1,938	1,924	1
Equipment revenue from external customers	10	11	(9)
Revenue	1,948	1,935	1

Operating costs	826	827	—

Adjusted EBITDA	1,122	1,108	1

Adjusted EBITDA margin	57.6%	57.3%	0.3	pts
Capital expenditures	408	446	(9)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2026	2025	Chg

Homes passed [2]	10,570	10,270	300
Customer relationships
Net (losses) additions	(3)	4	(7)
Total customer relationships [2]	4,853	4,687	166
ARPA (monthly) [3]	$133.16	$136.97	($3.81)

Penetration [2]	45.9%	45.6%	0.3	pts

Retail Internet
Net additions	7	23	(16)
Total retail Internet subscribers [2]	4,504	4,296	208
Video
Net losses	(32)	(32)	—
Total Video subscribers [2]	2,471	2,585	(114)
Home Monitoring
Net additions	4	5	(1)
Total Home Monitoring subscribers [2]	157	138	19
Home Phone
Net losses	(30)	(26)	(4)
Total Home Phone subscribers [2]	1,359	1,481	(122)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 1% increase in service revenue this quarter was a result of:
•retail Internet subscriber growth; and
•disciplined pricing; partially offset by
•declines in our Home Phone and Video subscriber bases.

Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable service revenue would have increased by 2% this quarter.

Rogers Communications Inc.	9	First Quarter 2026

Operating costs
Operating costs this quarter were in line with the prior year.

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above. Excluding the impact of the sale of our customer-facing data centre business in 2025, Cable adjusted EBITDA would have increased by 2% this quarter.

Rogers Communications Inc.	10	First Quarter 2026

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2026	2025	% Chg

Revenue from external customers	916	463	98
Revenue from internal customers	72	79	(9)
Revenue	988	542	82

Operating costs	988	605	63

Adjusted EBITDA	—	(63)	(100)

Adjusted EBITDA margin	—%	(11.6)%	11.6	pts
Capital expenditures	76	35	117

Revenue
The 82% increase in revenue this quarter was a result of:
•revenue from MLSE following the MLSE Transaction;
•higher Toronto Blue Jays revenue; and
•higher subscriber revenue related to the launch of the Warner Bros. Discovery suite of channels; partially offset by
•lower advertising revenue.

Operating costs
The 63% increase in operating costs this quarter was a result of:
•costs incurred by MLSE following the MLSE Transaction; and
•higher player salaries and other operating expenses at the Toronto Blue Jays; partially offset by
•lower programming and production costs.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	First Quarter 2026

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2026	2025	% Chg

Wireless	279	407	(31)
Cable	408	446	(9)
Media	76	35	117
Corporate	45	90	(50)

Capital expenditures [1]	808	978	(17)

Capital intensity [2]	14.7%	19.7%	(5.0	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

We continue to expand the reach and capacity of our 5G network across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The decrease in capital expenditures in Wireless this quarter was due to reprioritization of investments and the recognition of capital efficiencies. We continued to expand and enhance our wireless network through investments in network development and 5G deployment. We are actively deploying advanced spectrum assets, including the ongoing rollout of 3500 MHz spectrum and 3800 MHz spectrum. These investments build on our existing 5G infrastructure in the 600 MHz spectrum band, enabling greater speed, lower latency, and improved reliability for customers across urban and rural areas.

Cable
The decrease in capital expenditures in Cable this quarter was a result of (i) customers increasingly choosing to self-install new products and (ii) prioritizing our capital investments and striving to recognize capital efficiencies. We are growing our network through expanded fibre deployments to increase our FTTH distribution and to extend our service footprint. At the same time, we are enhancing our network by upgrading our DOCSIS 3.1 platform as we transition to DOCSIS 4.0 to improve network resilience, stability, and capacity while delivering faster speeds. As part of this upgrade, we are rolling out mid-split technology (which has a greater number of frequencies than older technology and also allocates a greater number of frequencies to uploading data) in Ontario and Eastern Canada, significantly increasing upload speeds. These advancements leverage the latest technologies to provide greater bandwidth, improved performance, and an enhanced customer experience as we advance our connected home roadmap.

Media
The increase in capital expenditures in Media this quarter primarily reflects the continued modernization of our Toronto Blue Jays and MLSE sports venues.

Capital intensity
Capital intensity decreased this quarter as a result of the revenue growth and capital expenditure changes discussed above.

Rogers Communications Inc.	12	First Quarter 2026

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2026	2025	% Chg

Adjusted EBITDA	2,364	2,254	5
Deduct (add):
Depreciation and amortization	1,221	1,166	5
Restructuring, acquisition and other	49	127	(61)
Finance costs	443	579	(23)
Other (income) expense	(4)	2	n/m
Income tax expense	173	100	73

Net income	482	280	72
n/m - not meaningful

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2026	2025	% Chg

Depreciation of property, plant and equipment	957	931	3
Depreciation of right-of-use assets	122	98	24
Amortization	142	137	4

Total depreciation and amortization	1,221	1,166	5

Restructuring, acquisition and other

	Three months ended March 31
(In millions of dollars)	2026	2025

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	38	90
Shaw Transaction integration-related costs	11	37

Total restructuring, acquisition and other	49	127

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in the first quarters of 2025 and 2026 include severance and other departure-related costs associated with the targeted restructuring of our employee base. In 2026, we also incurred costs associated with certain litigation. In 2025, these costs also included costs related to the network transaction.

The Shaw Transaction integration-related costs in 2025 and 2026 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	13	First Quarter 2026

Finance costs

	Three months ended March 31
(In millions of dollars)	2026	2025	% Chg

Interest on borrowings, net [1]	482	511	(6)
Interest on lease liabilities	39	36	8
Interest on post-employment benefits	(2)	(2)	—
Loss (gain) on foreign exchange	7	(11)	n/m
Change in fair value of derivative instruments	(12)	13	n/m
Change in fair value of subsidiary equity derivative instruments [2]	(105)	—	n/m
Capitalized interest	(6)	(9)	(33)
Deferred transaction costs and other	40	41	(2)

Total finance costs	443	579	(23)
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the change in fair value of derivatives entered into related to the network transaction (see "Financial Risk Management" in our Q1 2026 MD&A for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2026	2025

Statutory income tax rate	26.2%	26.2%
Income before income tax expense	655	380

Computed income tax expense	172	100
Increase (decrease) in income tax expense resulting from:
Non-deductible (taxable) stock-based compensation	3	(2)
Non-taxable portion of equity income	(2)	—
Other items	—	2

Total income tax expense	173	100

Effective income tax rate	26.4%	26.3%
Cash income taxes paid	200	188

Cash income taxes paid increased this quarter due to higher profit and timing of installments.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2026	2025	% Chg

Net income	482	280	72
Net income attributable to RCI shareholders	438	280	56
Basic earnings per share attributable to RCI shareholders	$0.81	$0.52	56
Diluted earnings per share attributable to RCI shareholders	$0.80	$0.50	60

Rogers Communications Inc.	14	First Quarter 2026

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2026	2025	% Chg

Adjusted EBITDA	2,364	2,254	5
Deduct:
Depreciation and amortization [1]	1,040	937	11
Finance costs [2]	548	579	(5)
Other (income) expense	(4)	2	n/m
Income tax expense [3]	230	193	19

Adjusted net income	550	543	1
Adjusted net income attributable to RCI shareholders	550	543	1

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.02	$1.01	1
Diluted	$1.01	$0.99	2
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets for the three months ended March 31, 2026 of $181 million (2025 - $229 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Finance costs exclude the $105 million change in fair value of subsidiary equity derivative instruments for the three months ended March 31, 2026.
3    Income tax expense excludes recoveries of $57 million (2025 - recoveries of $93 million) for the three months ended March 31, 2026 related to the income tax impact for adjusted items.

Regulatory Developments

See "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2026. The following are the relevant developments since that date.

Prohibition of Fees
On March 12, 2026, the Canadian Radio‑television and Telecommunications Commission (CRTC) issued Telecom Regulatory Policy CRTC 2026‑43, Prohibition of fees that are a barrier to switching cellphone and Internet plans, establishing new consumer protection measures to prohibit certain fees that act as barriers to switching service providers. The policy amends both the Internet Code and the Wireless Code to prohibit activation, modification, and cancellation fees that are not directly associated with physical installation services at a customer's premises. The new measures will come into effect on June 12, 2026. We are reviewing the impact of this policy on the fees we charge.

CRTC Codes of Conduct
On April 13, 2026, in Telecom Regulatory Policy CRTC 2026-67, Enhancing customer notifications, the CRTC amended the Wireless Code and the Internet Code to set out what information must be included in notices sent to customers before the end of their contract and to require notifications to customers before the end of a time-limited discount or promotion and when their data usage reaches $50 when roaming internationally. The new requirements will come into effect on April 13, 2027.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2025 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	15	First Quarter 2026

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2026	2025

Net income	482	280
Add:
Income tax expense	173	100
Finance costs	443	579
Depreciation and amortization	1,221	1,166
EBITDA	2,319	2,125
Add (deduct):
Other (income) expense	(4)	2
Restructuring, acquisition and other	49	127

Adjusted EBITDA	2,364	2,254

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2026	2025

Net income	482	280
Add (deduct):
Restructuring, acquisition and other	49	127
Change in fair value of subsidiary equity derivative instruments	(105)	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	181	229
Income tax impact of above items	(57)	(93)

Adjusted net income	550	543

Reconciliation of pro forma trailing 12-month adjusted EBITDA

	As at March 31	As at December 31
(In millions of dollars)	2026	2025

Trailing 12-month adjusted EBITDA	9,930	9,820
Add (deduct):
MLSE adjusted EBITDA - April to June 2025	54	—
MLSE adjusted EBITDA - January to June 2025	—	166

Pro forma trailing 12-month adjusted EBITDA	9,984	9,986

Rogers Communications Inc.	16	First Quarter 2026

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended March 31
(In millions of dollars)	2026	2025

Net income attributable to RCI shareholders	438	280
Add (deduct):
Restructuring, acquisition and other	49	127
Change in fair value of subsidiary equity derivative instruments	(105)	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	181	229
Revaluation of subsidiary US dollar-denominated balances [1]	51	—
Income tax impact of above items	(64)	(93)

Adjusted net income attributable to RCI shareholders	550	543
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned subsidiary formed in connection with the network transaction. These impacts are eliminated on consolidation.

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2026	2025

Cash provided by operating activities	1,495	1,296
Add (deduct):
Capital expenditures	(808)	(978)
Interest on borrowings, net and capitalized interest	(476)	(502)
Interest paid	552	595
Restructuring, acquisition and other	49	127
Program rights amortization	(53)	(19)
Change in net operating assets and liabilities	159	83
Distributions paid by subsidiaries to non-controlling interests	(116)	—
Net cash proceeds on subsidiary equity derivatives	12	—
Post-employment benefit contributions, net of expense	(16)	(17)
Cash flows relating to other operating activities	(21)	(3)
Other investment (income) losses	(1)	4

Free cash flow	776	586

Rogers Communications Inc.	17	First Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended March 31
	2026	2025

Revenue	5,482	4,976

Operating expenses:
Operating costs	3,118	2,722
Depreciation and amortization	1,221	1,166
Restructuring, acquisition and other	49	127
Finance costs	443	579
Other (income) expense	(4)	2

Income before income tax expense	655	380
Income tax expense	173	100

Net income for the period	482	280

Net income for the period attributable to:
RCI shareholders	438	280
Non-controlling interest	44	—

Earnings per share attributable to RCI shareholders:
Basic	$0.81	$0.52
Diluted	$0.80	$0.50

Rogers Communications Inc.	18	First Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at March 31	As at December 31
	2026	2025

Assets
Current assets:
Cash and cash equivalents	1,386	1,344
Accounts receivable	5,658	6,105
Inventories	461	550
Current portion of contract assets	150	151
Other current assets	1,420	1,239
Current portion of derivative instruments	266	99
Total current assets	9,341	9,488

Property, plant and equipment	26,272	26,307
Intangible assets	28,901	28,898
Investments	1,304	1,291
Derivative instruments	879	746
Financing receivables	1,141	1,198
Other long-term assets	2,090	2,052
Goodwill	20,032	20,032

Total assets	89,960	90,012

Liabilities and equity
Current liabilities:
Short-term borrowings	2,053	4,000
Accounts payable and accrued liabilities	4,485	4,831
Other current liabilities	3,765	3,831
Contract liabilities	1,078	1,114
Current portion of long-term debt	4,805	1,186
Current portion of lease liabilities	697	690
Total current liabilities	16,883	15,652

Provisions	55	55
Long-term debt	34,742	35,872
Lease liabilities	2,506	2,428
Other long-term liabilities	1,962	2,225
Deferred tax liabilities	9,489	9,494
Total liabilities	65,637	65,726

Equity
Equity attributable to RCI shareholders	17,975	17,751
Non-controlling interest	6,348	6,535
Equity	24,323	24,286

Total liabilities and equity	89,960	90,012

Rogers Communications Inc.	19	First Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2026	2025
Operating activities:
Net income for the period	482	280
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,221	1,166
Program rights amortization	53	19
Finance costs	443	579
Income tax expense	173	100
Post-employment benefits contributions, net of expense	16	17
Income from associates and joint ventures	(3)	(2)
Other	21	3
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,406	2,162
Change in net operating assets and liabilities	(159)	(83)
Income taxes paid	(200)	(188)
Interest paid	(552)	(595)

Cash provided by operating activities	1,495	1,296

Investing activities:
Capital expenditures	(808)	(978)
Additions to program rights and other intangible assets	(98)	(24)
Changes in non-cash working capital related to investing activities	(112)	12
Acquisitions and other strategic transactions, net of cash acquired	(85)	—
Other	(3)	1

Cash used in investing activities	(1,106)	(989)

Financing activities:
Net repayment of short-term borrowings	(1,952)	(853)
Net issuance of long-term debt	2,169	2,602
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	6	83
Transaction costs incurred	(27)	(38)
Principal payments of lease liabilities	(156)	(133)
Dividends paid to RCI shareholders	(270)	(185)
Distributions paid by subsidiaries to non-controlling interests	(116)	—
Other	(1)	(1)

Cash (used in) provided by financing activities	(347)	1,475

Change in cash and cash equivalents	42	1,782
Cash and cash equivalents, beginning of period	1,344	898

Cash and cash equivalents, end of period	1,386	2,680

Rogers Communications Inc.	20	First Quarter 2026

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information in this earnings release includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio and how we intend to manage that ratio;
•the value of our sports and other media assets;
•our intent to acquire the MLSE non-controlling interest, including the timing of any such acquisition;
•unlocking additional value from our sports and other media assets, including any monetization that may be implemented for that purpose and the related timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections in this earnings release are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2026 guidance" below.

Specific forward-looking information included or incorporated in this earnings release includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2026 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 29, 2026.

Key assumptions underlying our full-year 2026 guidance
Our 2026 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2026:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2025;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•overall wireless market penetration in Canada continues to grow in 2026;
•continued net growth in wireless subscribers in the Canadian market;
•continued subscriber growth in retail Internet;
•declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports (including a full year of results for MLSE) and similar trends in 2026 as in 2025 in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures, we continue to find capital efficiencies while maintaining the quality and reliability of our network. We will continue investing to (i) expand our 5G network and (ii) upgrade our hybrid fibre-coaxial network to lower the number of homes passed per node and utilize the latest technologies, albeit at lower levels;

Rogers Communications Inc.	21	First Quarter 2026

•a substantial portion of our 2026 US dollar-denominated expenditures is hedged at an average exchange rate of $1.37/US$;
•key interest rates remain relatively stable throughout 2026; and
•we retain our investment-grade credit ratings.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information in this earnings release as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity and the costs of goods and services, including the potential application or modification of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•performance of our sports teams, including uncertainty as to their participation or success in their respective postseasons;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•we may not proceed with, or complete, any acquisition of the MLSE non-controlling interest or other transaction for the purpose of unlocking additional value from our sports and other media assets, in each case within the anticipated timing or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•we may not be successful in unlocking additional value from our sports and other media assets;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2025 Annual MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2025 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

Rogers Communications Inc.	22	First Quarter 2026

About Rogers

Rogers is Canada's leading communications, sports and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment Community Contact

Paul Carpino
647.435.6470
paul.carpino@rci.rogers.com

Media Contact

Sarah Schmidt
647.643.6397
sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our first quarter 2026 results teleconference with the investment community will be held on:
•April 22, 2026
•8:00 a.m. Eastern Time
•webcast available at about.rogers.com/investor-relations
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at about.rogers.com/investor-relations for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on our website at about.rogers.com/investor-relations.

For More Information

You can find more information relating to us on our website (about.rogers.com/investor-relations), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to about.rogers.com/investor-relations for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	23	First Quarter 2026